Biofrontera AG

24.08.2018

Dissemination of a Voting Rights Announcement transmitted by DGAP - a service of EQS Group AG.

The issuer is solely responsible for the content of this announcement.

Notification of Major Holdings

1. Details of issuer

Biofrontera AG Hemmelrather Weg 201 51377 Leverkusen Germany

2. Reason for notification

X	Acquisition/disposal of shares with voting rights
Acquisition/disposal of instruments
Change of breakdown of voting rights
Other reason:

3. Details of person subject to the notification obligation

Name:	City and country of registered office:
Universal-Investment-Gesellschaft mit beschränkter Haftung	Frankfurt am Main Germany

4. Names of shareholder(s)

holding directly 3% or more voting rights, if different from 3.

5. Date on which threshold was crossed or reached:

17 Aug 2018

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	total of both in % (7.a. + 7.b.)	total number of voting rights of issuer
Resulting situation	2.93%	0.00%	2.93%	44,541,980
Previous notification	3.14%	0.67%	3.81%	/

7. Notified details of the resulting situation
a. Voting rights attached to shares (Sec.s 33, 34 WpHG)

ISIN	absolute		in %
	direct (Sec. 33 WpHG)	indirect (Sec. 34 WpHG)	direct (Sec. 33 WpHG)	indirect (Sec. 34 WpHG)
DE0006046113		1,305,947%		2.93%
Total	1,305,947		2.93%

b.1. Instruments according to Sec. 38 para. 1 No. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
%
		Total		%

b.2. Instruments according to Sec. 38 para. 1 No. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
%
			Total		%

8. Information in relation to the person subject to the notification obligation

X	Person subject to the notification obligation is not controlled and does itself not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.).
Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least held 3% or more)	% of voting rights through instruments (if at least held 5% or more)	Total of both (if at least held 5% or more)

9. In case of proxy voting according to Sec. 34 para. 3 WpHG

Date of general meeting:
Holding position after general meeting:	% (equals voting rights)

10. Other explanatory remarks:

24.08.2018 The DGAP Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases.

Archive at www.dgap.de

Language:	English
Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com

End of News	DGAP News Service